Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Interim Report Availability
Released	09:30 05-Apr-05

RNS Number:5605K
Wolseley PLC
05 April 2005

2005 Half Year Report to 31 January 2005

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END